UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2021

XCRAFT ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11281

Delaware
(State or other jurisdiction of incorporation or organization)

418 Lakeside Avenue, Suite 8 Coeur d’Alene, ID. 83814 (Address of principal executive offices)

208-665-1353

Registrant’s telephone number, including area code

47-1953256

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “XCraft Enterprises” “we,” or “the company” refers to XCraft Enterprises, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2021 (the “2020 Semi-Annual Period”), and the twelve-month period ended December 31, 2019 (the “2020 Semi-Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as an Idaho limited liability company named Xcraft Enterprises, LLC, on September 23, 2014, and converted into a Delaware corporation on February 28, 2017.  Our headquarters are located in Coeur d’Alene, Idaho.  We manufacture and market drones for both recreational and commercial use.

Results of Operation

Revenue

For the 2021 Semi-Annual Period, our revenue was $75,997, which revenue resulted primarily from the sale of Matrix Mini and Maverick Products, compared to $80,665, for the 2020 Semi-Annual Period, which revenue resulted primarily from the sale of Matrix and PanaDrone products.

Cost of Sales

For the 2021 Semi-Annual Period, our cost of sales was $3,974, compared to $3,450, for the 2020 Semi-Annual Period.

Gross Profit

For the 2021 Semi-Annual Period, our gross profit was $72,023, compared to $77,215, for the 2020 Semi-Annual Period.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sale and marketing expenses, and research and development expenses.  For the 2021 Semi-Annual Period, our operating expenses were $251,032, including, $237,074 for general and administrative expenses, $7,362 for sales and marketing expenses, and $6,632 for research and development expenses.   For the 2020 Semi-Annual Period, our operating expenses were $167,851, including, $154,136 for general and administrative expenses, $7,500 for sales and marketing expenses, and $6,215 for research and development expenses.

Operating Loss

Our net operating loss for the 2021 Semi-Annual Period, was $179,009, compared to $90,636, for the 2020 Semi-Annual Period.

Other Income and Expenses

We had a total of -$78,000 in other income in expenses for the 2021 Semi-Annual Period, including -$111,792 in other income attributable to a PPP Loan, and $33,792 in interest expense.  We had a total of $38,114 in other income and expenses for the 2020 Semi-Annual Period, including, $33,134 in interest expense, and $4,980 in miscellaneous expenses.

Net Loss

We had a net loss of $101,009 for the 2021 Semi-Annual Period, compared to a net loss of $128,750 for the 2020 Semi-Annual Period.

Liquidity and Capital Resources

Since our inception, we have raised over $3,100,000 through various securities offerings, which we have used for operations.   As of June 30, 2021, we had $1,197 in cash, compared to $10,465 as of December 31, 2020.  We have also financed our operations through various insider loans and credit lines.   As of June 30, 2021, our total liabilities of $1,361,299 significantly exceeded our total assets of $234,634.  As of September 30, 2021, and excluding any future proceeds of our Regulation A+ offering, we have sufficient operating capital for approximately one  month.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

Debt

In December 29, 2016, in exchange for a $25,000 loan, we issued a third party a promissory note in the principal amount of $25,000 which accrues interest at a rate of 5% per annum, and is due December 31, 2020.  As of June 30, 2021, there was an aggregate of $25,000  in principal and interest outstanding under the note.

In connection with our purchase of a company car in June 2020, we obtained an 84 month loan in the amount of $55,863, which accrues interest at 3.99% per annum, and pursuant to which we are required to make monthly payments of  $665.

On February 6, 2018, we obtained a $250,000 loan with Innovate Washington.  The loan is due on June 30, 2021, and has a two year term and a variable interest rate based on the Wall Street Journal published daily rate, plus 5% adjusted on a quarterly basis.  We make monthly interest only payments of $1,314.63.  As of June 30, 2021, the loan had an outstanding balance of $168,775.42. The loan is collateralized by a security interest on all of our assets.

We have paid off a loan with First Interstate Bank on June 15, 2021.  The loan had an interest rate of 6.25%, and matured on June 15, 2021.

We have a credit facility with US Bank. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum.  The principal balance of all advances, together with all accrued but unpaid interest on such advances and all outstanding fees and charges, are payable on demand. The line of credit is secured by an interest in all of our depository accounts, cash and any other property held by US Bank.  In addition, our chief executive officer, guaranteed the line of credit. As of June 30, 2021, the balance due under this line of credit was $40,257.76.

We have received a loan in the amount of $111,792 from the Small Business Association pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which accrues interest at a rate of 1% per annum.  On May 27th, 2021 we received forgiveness for the loan pursuant to the CARES act.

In June 2020, we received $149,900 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan.  As of June 30, 2021, we had $149,210.79 balance remaining on the loan.

As of June 30, 2021, we had approximately $98,193 outstanding under various credit cards which accrue interest at rates ranging from between between 18% and 20%.

In addition, although not characterized as debt, we intend to refund approximately $470,000 to participants in our KickStarter Campaign that we conducted in 2015, to whom we did not deliver products.

Plan of Operations

Throughout 2021, we intend to continue to focus on completing our prototypes and commercializing our drones. The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in this offering. If we do not raise a sufficient amount of funds in this offering, we may not incur all the costs or complete all the milestones outlined above.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. Thus far, we have seen an increase in the amounts of investments through our crowdfunding platform and broker-dealer. Further, we are generally expecting customer demand to increase as access to traditional capital has decreased and companies are being forced to turn to alternative sources for capital, including crowdfunding. That said, depending on the overall length of the disruption and the severity of the impact on the financial markets this trend may be prove to temporary. The ultimate financial impact on us cannot be reasonably estimated at this time.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Item 4.  Exhibits

1.0	Posting Agreement with StartEngine Crowdfunding, Inc. (1)

2.1	Certificate of Incorporation (2)

2.2	Amended and Restated Certificate of Incorporation (3)

2.3	Bylaws (4)

3.1	Form of Warrant (5)

4.1	Form of Subscription Agreement (6)

6.1	StartEngine Secure Services Agreement (7)

6.2	Services Agreement with StartEngine Crowdfunding, Inc. (8)

6.3	Employment Agreement with JD Claridge (9)
6.4	Quotation Agreement (9)
8.1	Escrow Services Agreements (10)

(1)Filed as an exhibit to the XCraft Enterprises, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11281) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1670450/000144586620001044/xcrft_ex1z0.htm

(2)Filed as an exhibit to the XCraft Enterprises, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11281) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1670450/000144586620001044/xcrft_ex2z1.htm

(3)Filed as an exhibit to the XCraft Enterprises, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11281) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1670450/000144586620001044/xcrft_ex2z2.htm

(4)Filed as an exhibit to the XCraft Enterprises, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11281) and incorporated herein by reference. Available at,  https://www.sec.gov/Archives/edgar/data/1670450/000144586620001044/xcrft_ex2z3.htm

(5)Filed as an exhibit to the XCraft Enterprises, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11281) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1670450/000144586620001349/xcrft_ex3z1.htm

(6)Filed as an exhibit to the XCraft Enterprises, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11281) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1670450/000144586620001044/xcrft_ex4z1.htm

(7)Filed as an exhibit to the XCraft Enterprises, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11281) and incorporated herein by reference. Available at,  https://www.sec.gov/Archives/edgar/data/1670450/000144586620001044/xcrft_ex6z1.htm

(8)Filed as an exhibit to the XCraft Enterprises, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11281) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1670450/000144586620001044/xcrft_ex6z2.htm

(9)Filed as an exhibit to the XCraft Enterprises, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11281) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1670450/000144586620001044/xcrft_ex6z3.htm

(10)Filed as an exhibit to the XCraft Enterprises, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11281) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1670450/000144586620001044/xcrft_ex8z1.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d’Alene, ID., on September 29, 2021.

XCRAFT ENTERPRISES, INC.

By	/s/ JD Claridge		Dated: September 29, 2021

	Title:	Chief Executive Officer, Principal Executive Officer, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer and Director

	/s/ Ben Toews		Dated: September 29, 2021
Ben Toews, Director

X CRAFT ENTERPRISE, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2021 AND DECEMBER 31, 2020

XCRAFT ENTERPRISES, INC.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

XCraft Enterprises, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of XCraft Enterprises, Inc. which comprise of the balance sheets as of June 30, 2021 and December 31, 2020, and the related statements of income, shareholder's equity, and cash flows for the period ended June 30, 2021 and 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above previously present fairly, in all material respects, the financial position of XCraft Enterprises, Inc., as of June 30, 2021 and December 31, 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Pembroke Pines, Florida

September 29, 2021

XCRAFT ENTERPRISES, INC.

BALANCE SHEETS
JUNE 30, 2021 AND DECEMBER 31, 2020

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash	$1,197	$10,465
Accounts receivables	5,027	27
Inventory	12,781	30,854
Other current asset	2,599	639
Total current assets	21,604	41,985

Property and equipment, net	58,895	46,841
Intangible assets, net	83,841	79,341
Related party receivables	67,243	67,655
Other assets	3,051	3,051
Total assets	$234,634	$238,873

Liabilities and stockholders' deficit
Current liabilities
Accounts payables and accrued expenses	$406,975	$459,777
Deferred revenue	515,002	523,943
Line of credit	42,973	39,669
Note payable - current	149,375	212,032
Total current liabilities	1,114,325	1,235,421
Note payable - net of current	246,974	328,326
Total liabilities	1,361,299	1,563,747

Commitment and contingencies

Stockholders' Deficit
Class A voting stock	353	353
Class B voting stock	156	131
Additional paid in capital	3,042,783	2,743,590
Accumulated deficit	(4,169,957)	(4,068,948)
Total stockholders' deficit	(1,126,665)	(1,324,874)
Total liabilities and stockholders' deficit	$234,634	$238,873

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.

STATEMENT OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2021 AND 2020

	2021	2020
Revenues	$75,997	$80,665

Cost of sales	3,974	3,450

Gross profit (loss)	72,023	77,215

Operating Expenses:
General and administration	237,074	154,136
Sales and marketing	7,326	7,500
Research and development	6,632	6,215
Total operating expenses	251,032	167,851

Operating loss	(179,009)	(90,636)

Other (income)expenses:
Interest expense	33,792	33,134
Other expense	-	4,980
Gain on settlement	-	-
Other income	(111,792)	-
Total Other (income)expenses	(78,000)	38,114

Net loss	$(101,009)	$(128,750)

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

FOR THE PERIOD ENDED JUNE 30, 2021 AND DECEMBER 31, 2020

	Class A - Common		Class B - Common		Additional Paid	Accumulated
	Shares	Amount	Shares	Amount	in - Capital	Deficit	Total
Balance at 12/31/2019	3,526,250	$353	944,474	$95	$2,283,641	$(3,004,794)	$(720,705)
Common stock issued			358,406	36	516,659		516,659
Common stock issuance costs					(56,710)		(56,710)
Net loss						(1,064,154)	(1,064,118)
Balance at 12/31/2020	3,526,250	$353	1,302,880	$131	$2,743,590	$(4,068,948)	$(1,324,874)
Common stock issued			200,400	25	335,923		335,923
Common stock issuance cost					(36,730)		(36,730)
Net Loss						(101,009)	(101,009)
Balance at 06/30/2021	3,526,250	$353	1,503,280	$156	$3,042,783	$(4,169,957)	$(1,324,874)

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.

STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

	2021	2020
CASHFLOWS FROM OPERATING ACTIVITIES:
Net loss	$(101,009)	$(1,064,118)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation	6,111	12,222
Amortization	3,195	6,390
Deposit written off	-	285,800
Forgiveness of debt	-	(170,504)
Change in operating assets and liabilities
Accounts receivables	(5,000)	47,423
Inventory	18,073	50,034
Accounts payables	(87,571)	284,511
Deferred revenues	(8,941)	(12,779)
Net cash used in operating activities	(290,296)	(561,021)

CASHFLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(18,165)	(48,819)
Purchase of intangible assets	-	-
Related party receivables	-	777
Net cash used in investing activities	(18,165)	(48,042)

CASHFLOWS FROM FINANCING ACTIVITIES:
Proceeds (repayments) -line of credit	3,304	(151,800)
Proceeds (payments) from loan	(90,714)	277,987
Proceeds from sale of common stock	335,923	516,659
Offering costs	(36,730)	(56,710)
Net cash provided by financing activities	299,193	586,136

Change in cash and cash equivalents	(9,268)	(22,927)
Cash and cash equivalents, beginning of year	10,465	33,392
Cash and cash equivalents, end of year	$1,197	$10,465

Supplemental disclosure of cash flow information
Cash paid for interest	$33,792	$30,869

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 1 –DESCRIPTION OF BUSINESS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).

The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full.

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories consist primarily of finished good products which consist primarily of Drones. Inventories are recorded at the lower of cost or market, using the first in first out method (FIFO). As of June 30, 2021 and December 31, 2020 inventories was $12,781 and $30,854, respectively.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Intangible Assets (Continued)

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to de benefited, not to exceed the patent lives, which may be as long as 15 years. At June 30, 2021 and December 31, 2020, Intangible assets was $83,841 and $79,341, respectively. Amortization expense related to patent was $3,195 and $6,390, respectively.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Software

The Company applies the principle of ASC 985-20, Software Costs of Computer Software to Be Sold. ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales . To date, management has not capitalized any such costs.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product Warranty Costs

The Company provides 30 day warranties only to ensure its products are free from defects in material or workmanship and is subject to the Company's return policy. We also provide an optional 6-month extended warranty on the motor. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of the claims and the cost to replace or repair its products under warranty. Historically, extended warranty sales have been negotiable, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2020 and 2019.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there arc derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended Revenue from Contracts with Customers (Topic 606) of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)to apply the new standard only to contracts that are not completed as of January 1, 2019; and

(ii)to reflect the aggregate effect of all contract modifications prior to January 1, 2019 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or detem1inable. and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis.

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience.

The Company has undertaken various pre-sale crowd funding campaigns and pre-sales through the Company's website. The pre-sale of our products through a crowd funding campaign or our website are deferred until the related product is shipped For the periods ended June 30, 2021 and December 31, 2020, the Company deferred $515,002 and $523,943, respectively of such pre-sales and included this in deferred revenue in the accompanying balance sheets.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the period ended June 30, 2021 and December 31, 2020 was $12,700 and $25,407.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black -Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $0 and $0 was included in general and administration expense for the period ended June 30, 2021 and December 31, 2020, respectively.

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. As of December 31, 2020 and 2019, there was $0 and $0 in excess of the FDIC limit respectively.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Leases

The Company has adopted the provisions of Accounting Standards Codification (“ASC”) 842, “Leases,” and its amendments. In adopting the standard, the Company used the additional, optional transition method which allows entities to initially apply the new standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings at the date of adoption. ASC 842 establishes comprehensive accounting and financial reporting requirements for leasing arrangements, supersedes the existing requirements in ASC 840, “Leases”, and requires lessees to recognize substantially all lease assets and lease liabilities on the balance sheet. Prior period amounts and disclosures were not adjusted and continue to be reported under ASC 840. In applying the new standard, there was no material impact to the financial statements.

Recent Pronouncements Not Yet Adopted

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, “Simplifying the Accounting for Income Taxes.” The ASU intends to enhance and simplify aspects of the income tax accounting guidance in ASC 740, “Income Taxes” as part of the FASB's simplification initiative. This guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2020 with early adoption permitted. The Company is currently evaluating the impact this guidance may have on our the Financial Statements.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

•Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

•Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I.quoted prices for similar assets or liabilities in active markets;

II.quoted prices for identical or similar assets in markets that are not active;

III.observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV.inputs derived principally from, or corroborated by, observable market data by correlation or by other means.

•Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 3 — FIXED ASSET

	2021	2020
Furniture and fixtures	$11,335	$11,335
Computers and software	40,675	22,454
Tolls and equipment	34,635	34,524
Vehicles	48,670	48,670
Marketing displays	6,168	6,168
Total Fixed Asset	141,465	123,300
Accumulated Depreciation	(82,570)	(76,459)
	$58,895	$46,841

Depreciation expense for the period ended June 30, 2021 and December 31, 2020 was $6,111 and $12,222.

NOTE 4 — DEBT

Promissory Note

On June 30, 2017. the Company entered into a promissory note with a bank with a principal amount of $35,000 at 6.25% interest per annum with the balance and accrued interest due upon maturity of June 15, 2019. This loan was used to satisfy the balance on the line of credit for which was with the same bank. On June 12, 2019. the maturity date was extended to June 15, 2021 with monthly payments of $913. As of June 30, 2021 and December 31, 2020, $0 and $14,483 of this note is classified as short and long-term. respectively.

Revolving Loan Agreement

On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agrees to lend a sum up to $100,000 from time-to-time. The unpaid principal amount of an advance shall bear interest prior to its scheduled maturity date at the prevailing market rate as agreed upon between the Lender and Borrower at the time of the Advance, 6.5% at December 31, 2017. Interest prior to the scheduled maturity date shall accrue monthly on the last day of each calendar month commencing with the first of such dates to occur after the funding date and continuing until the scheduled maturity date. This agreement shall terminate on December 31, 2019. In June of 2019, the Company received its first funds of $50,000 from this revolving loan. The revolving loan is secured by 200,000 of the Chief Executive Officers shares of Class A Common Stock common stock. As of December 31, 2020, the Company has received $150,000 this revolving loan respectively. The entire revolving loan was forgiven on December 31, 2020.

Line of Credit

In March 2017, the Company entered into a line of credit agreement with a financial institution. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2019 and 2018). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of June 30, 2021 and December 31, 2020, the balance for this line of credit was $42,973 and $39,669, respectively.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 4 - DEBT (CONTINUED)

Note Payable

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. As of June 30, 2021 and December 31, 2020, the loan has outstanding balance of $180,388 and $188,526, respectively.

SBA Loans

In May 2020, the Company received $111,792 in proceeds pursuant to the Payroll Protection Program. This was forgiven at June 30, 2021.

In June 2020, the Company received $149,900 in proceeds pursuant to a Small Business Administration Economic Injury Disaster Loan.

Note payable obligations at June 30, 2021 and December 31, 2020 was as follows:

	2021	2020
Note payable to third party. Interest rate of 5% per annum. The interest is due December 31, 2020.	$25,000	$25,000

Loan with Innovate Washington, principal amount of $250,000, The loan has a two year term and a variable interest rate based on the Wall Street Journal published daily rate, plus interest of % on a quarterly basis.	180,388	188,526

Note payable with shareholder, Interest rate of 5% per annum	247	5,542
Note payable with Tesla.	41,339	45,115
SBA Disaster Relief loan	149,375	149,900
SBA PPP loan	-	111,792
Note payable with First Interstate Bank, accrued interest of 6.25% and matures June 30, 2021.	1	14,483

Total Note Payable Obligation	$396,350	$540,358
Year ending December 31,

2022	$149,375
2023	9,023
2024	9,023
2025	9,023
2026	9,023
Thereafter	201,860
Note Payable Obligation	$396,500

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 5 - COMMITMENTS AND CONTIGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of June 30, 2021 and December 31, 2020, the future minimum lease payments relating to rent on this building are $0 and $0, respectively. Rent expense was $9,505 and $91,009 for the period ended June 30, 2021 and December 31, 2020, respectively.

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2019 and an additional 100,000 shares on August 1, 2020. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $l.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th ) day following termination, in an amount equal to three (3) times the base salary then in effect.

On January 17, 2018 the Company entered into a technology, license manufacture and co-branding agreement for a term of two years and shall automatically renew for an additional 1 year term unless terminated. The agreement calls for the purchase of product at a to be agreed upon price as well as provides for licensing fees to the Company for use of their technology.

On February 1, 2018, the Company entered into a contribution agreement to acquire 25% interest of the membership interest of Phirst Technologies, LLC. The Company contributed all of its ownership interest in certain specified assets and services per the agreement in exchange for its membership interest.

On March 1, 2018, the Company entered into a non-recurring engineering agreement and purchase order commitment with Phirst Technologies, LLC. The Company is to receive a total of $750,000 if it meets certain milestones.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 6 - STOCKHOLDERS' DEFICIT

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock'"), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ('"C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rights and preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

The Company commenced a Regulation Crowd funding offering through StartEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan ( which may be referred to as the '"Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of June 30, 2021 and December 31, 2020, 107,500 shares are still available to be issued under the Plan.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Stock Options

The Company granted 272,000 stock options under the Plan to various employees with a total grant date fair value of approximately $369,208. The granted options had an exercise price of $l.70, expire in ten years, and ranged from 1 year vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	December 31, 2020	December 31, 2019

Expected Life (years)	5.5-6.5%	5.5-6.5%
Risk-free interest rate	2.45-2.87%	2.45-2.87%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

Stock Options

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred .

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2020	465,418	$1.70	9.19
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at June 30, 2021	465,418	$1.70	8.69

Exercisable at June 30, 2021	182,918	$1.70	8.54
Exercisable at December 31, 2010	182,918	$1.70	9.04

Stock option expense for the years ended June 30, 2021 and December 31, 2020 was $0 and $0, respectively. The unrecognized stock option expense is $0 and $0, respectively.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Warrants (Continued)

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of June 30, 2021 and December 31, 2020, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	June 31, 2021	December 31, 2020

Expected Life (years)	10	10
Risk-free interest rate	0.95%	0.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The warrants were valued similar to the stock options disclosed above. During the period ended June 30, 2021 and December 31, 2020, the Company expensed $0 and $0 related to these warrants respectively.

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term

Outstanding at December 31, 2020	207,000	$1.70	9.50
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at June 30, 2021	207,000	$1.70	9.00

Exercisable at December 31, 2020	7,000	$0.07	9.50

Earnings Per Share

The following table represents the Company’s earnings per share for 2021 and 2020:

	2021	2020
Numerator:
Net Loss	$(101,009)	$(1,064,154)

Denominator:
Weighted average basic shares outstanding	4,205,686	4,205,686
Effect of dilutive securities	-	-
Weighted average diluted shares	4,205,686	4,205,686

Basic earnings per share	$(0.02)	$(0.25)
Diluted earnings per share	$(0.02)	$(0.25)

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

NOTE 7 - INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for period ended June 30, 2021 and December 31, 2020 (rounded to "000,s):

	2021	2020

Income tax benefit attributable to:
Net loss	$(101,009)	$(1,064,154)
Valuation allowance	101,009	1,064,154
Net provision for income tax	$-	$-

The major components of the deferred taxes are as follows at December 31, 2020 and 2019 (rounded to '000's):

	2021	2020

Deferred tax asset attributable to:
Net operating loss carryover	$101,009	$1,064,154
Valuation allowance	(101,009)	(1,064,154)
Net deferred tax asset	$-	$-

NOTE 8 - RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2022.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through September 29, 2021, the issuance date of the financial statements.

The Company raised approximately $1.07M through StartEngine.

The Company intends to raise funds through StartEngine for the rest of 2021.

XCRAFT ENTERPRISES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED JUNE 30, 2021 ANDDECEMBER 31, 2020

END OF REPORT